NEWS RELEASE 07-48	Oct. 10, 2007

HISTORIC URANIUM DEPOSIT TAKES NEW SHAPE FOR FRONTEER’S AURORA

Fronteer Development Group Inc. ("Fronteer") (FRG -- TSX/AMEX) is pleased to report that Aurora Energy Resources Inc. (“Aurora” or “the Company”) (AXU - TSX), in which Fronteer holds a 46.8% interest), has announced assay results for the first two of five drill holes recently completed at its Gear Deposit (“Gear”) in Coastal Labrador.

Drill holes G07-005 and G07-007A have extended the deposit 100 metres deeper than shallow historical drilling -- intersecting 0.17% U308 over 10.0 metres in hole G07-005 and 0.16% U308 over 7.0 metres in hole G07-007A.

The Gear Deposit is exposed at surface and to date has been drilled over a strike length of approximately 200 metres. Drill hole G07-005 intersected the Gear deposit at a vertical depth of 300 metres, below which, the deposit remains open for further expansion. Drill holes G07-007A and G07-005 were drilled from the same location with G07-007A intersecting the ore zone 55 metres up-dip from G07-005.

“These important drill holes have effectively increased the historic Gear deposit by 40 percent and confirmed the potential for multiple new uranium deposits around Michelin and Jacques Lake” said Ian Cunningham-Dunlop, VP, Exploration for Aurora.

Gear is part of a 15 kilometre long belt of prospective rocks called the Inda Lake Trend, which hosts numerous additional historical resources, including Inda, Nash and Kitts. For a project map showing the location of the Gear Deposit please use the following link: http://www.aurora-energy.ca/files/Gearmap.jpg Assay results for the remainder of the Gear drill holes are pending. Two rigs are currently drilling on the Inda Lake Trend. Detailed assay results are summarized in the following table:

Hole ID	From (m)	To (m)	Length (m)	% U3O8	Cut-off % U308
G07-005	346	369	23.0	0.09	0.01
Incl.	358	368	10.0	0.17	0.05
Incl.	361	366	5.0	0.21	0.05
Incl.	363	364	1.0	0.38	NA
G07-007A	323	330	7.0	0.16	0.05

The orientation of the mineralized zones is interpreted to be moderately to steeply south dipping and stated widths are approximately 80% of true widths.

For an updated three dimensional model displaying drill holes and ore shells please use the following link: http://www.aurora-energy.ca/files/Gear.Oct10.jpg

DRILLING PROGRAM

Aurora’s drill program is aiming for 75,000 metres of drilling this year, with a budget of C$21 million. This extensive drilling program includes Michelin, Jacques Lake, Aurora Corridor, the Inda Lake Trend and numerous other regional prospects. Aurora is planning to conduct year-round exploration with two fully winterized camps at Michelin and Jacques Lake capable of housing up to 100 people. Currently, Aurora has more than 85 employees and contractors working on the drill program in Labrador. The current exploration program will continue until the end of the year, which will then be followed by a winter campaign of extensive infill and delineation drilling.

LIQUIDITY

Fronteer is not invested in any short term commercial paper or asset-backed securities. The Company has approximately C$100 million in cash that is fully liquid and held with a large commercial bank.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has a 40% interest in three world-class gold and copper-gold projects in Turkey, an extensive portfolio of advanced stage gold projects in Nevada, and a 46.8% interest in Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, President and CEO

Glen Edwards, Media Relations

PH) 604-632-4677 or Toll Free 1-877-632-4677

Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P. Eng, Exploration Vice-President for Aurora Energy Resources Inc., who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario. The Independent Qualified Person responsible for the current resource estimates for the Michelin and Jacques Lake Uranium Deposits is Gary Giroux, P. Eng. Of Giroux Consultants Ltd. and a Technical Report prepared to NI43-101 requirements is available for viewing on SEDAR at www.sedar.com.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, future plans for resource estimation and exploration involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and copper, economic and political stability in Turkey, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.